Exhibit 99.1

VNET Announces Authorization of Share Repurchase Program Up to US$50 Million

BEIJING, June 27, 2025 – VNET Group, Inc. (“VNET” or the “Company”) (Nasdaq: VNET), a leading carrier- and cloud-neutral internet data center services provider in China, today announced that to underscore its confidence in VNET’s future development and growth prospects, its Board of Directors has authorized a share repurchase program under which VNET may repurchase up to US$50 million of its American depositary shares (“ADSs”), each representing six Class A ordinary shares of the Company, subject to the relevant rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Company’s insider trading policy.

The Company’s share repurchases, if any, under the share repurchase program may be made from time to time on the open market at prevailing market prices, in open-market transactions, privately negotiated transactions or block trades, and/or through other legally permissible means, depending on market conditions and in accordance with the applicable rules and regulations. The timing and conditions of the share repurchases will be subject to various factors including the requirements under Rule 10b-18 and Rule 10b5-1 of the Exchange Act. The Company’s Board of Directors will review the share repurchase program periodically and may authorize adjustments to its terms and size or suspend or discontinue the program. The Company expects to utilize its existing funds to fund repurchases made under this program.

The share repurchase program is effective upon and from the date on which a formal stock repurchase plan engagement agreement is signed with a qualified broker-dealer, or broker-dealers, and terminates over a 12-month period depending upon market and economic conditions, and other factors including price, trading volume, general market conditions, legal and regulatory requirements, and capital availability. The share repurchase program does not obligate VNET to acquire any particular number of American depositary shares, and the share repurchase program may be modified, suspended or terminated at any time at the management's discretion. Any repurchased ADSs may be classified and held in the name of the Company as treasury shares or ADSs, which may be cancelled or used for other purposes.

About VNET

VNET Group, Inc. is a leading carrier- and cloud-neutral internet data center services provider in China. VNET provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security, and speed of its customers’ internet infrastructure. Customers may locate their servers and equipment in VNET’s data centers and connect to China’s internet backbone. VNET operates in more than 30 cities throughout China, servicing a diversified and loyal base of over 7,000 hosting and related enterprise customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "target," "believes," "estimates" and similar statements. Among other things, quotations from management in this announcement as well as VNET's strategic and operational plans, including the plan to sign a definitive agreement on a pre-REITs project, contain forward-looking statements. VNET may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about VNET's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: VNET's goals and strategies; VNET's liquidity conditions; VNET's expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, VNET's services; VNET's expectations regarding keeping and strengthening its relationships with customers; VNET's plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where VNET provides solutions and services. Further information regarding these and other risks is included in VNET's reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and VNET undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

Xinyuan Liu

Tel: +86-10-8456 2121

Email: ir@vnet.com